Exhibit 12-55

DTE Energy Company
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Twelve Months Ended December 31
(Millions of Dollars)	September 30, 2013	2012	2011	2010	2009	2008
Earnings:
Pretax earnings	$753	$1,035	$989	$968	$778	$518
Adjustments	(10)	(4)	6	1	4	(3)
Fixed Charges	346	463	520	567	572	540
Net earnings	$1,089	$1,494	$1,515	$1,536	$1,354	$1,055

Fixed Charges:
Interest expense	$323	$441	$490	$543	$545	$503
Adjustments	23	22	30	24	27	37
Fixed Charges	$346	$463	$520	$567	$572	$540

Ratio of earnings to fixed charges	3.15	3.23	2.91	2.71	2.37	1.95